FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2020

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪      Net income attributable to the shareholders of Enel Chile S.A. reached Ch$ 70,993 million as of March 2020, a 59.3% reduction when compared to the same period of last year, due to the Ch$ 121,118 million extraordinary income booked in March 2019 due to the early termination of three energy supply contract signed by Enel Generación Chile with Anglo American Sur in 2016.

When excluding this extraordinary effect, net income attributable to the shareholders of Enel Chile S.A. decreased 22.7% from the comparable Ch$ 91,830 million net income as of March 31, 2019.

▪      Operating revenues reached Ch$ 649,934 million as of March 2020, a 16.9% reduction when compared to March 2019 due to the extraordinary income recorded last year as mentioned above, and also due to lower gas sales. This was partially offset by higher energy sales, mainly related to a positive effect on the price expressed in Chilean pesos as a result of the depreciation of the local currency against the US dollar.

When excluding the extraordinary income related to the early termination of the contracts with Anglo American Sur, operating revenues decreased 1.7% compared to March 2019.

▪      Procurement and services costs reached Ch$ 378,583 million, a 3.7% increase when compared to March 2019, mainly explained by higher energy purchases in both generation and distribution businesses.

▪      As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 195,342 million as of March 2020, a 43.6% reduction when compared to March 2019. When excluding the extraordinary effect related to the early termination of the Anglo American Sur contracts, EBITDA decreased 13.2% when compared to March 2019.

▪      Financial results dropped from a net financial expense of Ch$ 30.119 million as of March 2019 to Ch$ 25,888 million as of March 2020, mostly explained by a greater profit from exchange rate differences.

 • 1 •

▪      This past January 17, 2020, Enel Chile´s subsidiary Enel X presented the first national electric route to connect Chile from Arica to Punta Arenas. It involves the installation of 1,200 public charging points, with more than 1,800 electric vehicle chargers that will allow electric vehicles to travel 5,000 kilometers from north to south guaranteeing autonomy and no interruptions.

▪      Regarding the COVID-19 Pandemic, the Company is focusing its effort on guaranteeing the safety of its operations, and also the health and safety of its workforce. We have implemented measures such as, remote working for all those performing non-essential tasks (75% of workforce); increased hand washing frequency and the use of masks; increased frequency of common area and common transportation sanitization; working teams were distanced; postponed major maintenance programs; reduced daily maintenance activities performing only those strictly related to the safety and reliability of our operations; closing Enel Distribución Chile customer service offices while reinforcing digital service channels, among many other measures.

SUMMARY BY BUSINESS

Generation

▪       Net electricity generation reached 4,755 GWh as of March 2020, 13.2% less than the same period of 2019 mainly due to lower thermal dispatch (-529 GWh) partly related to lower marginal costs due to the availability of gas from Argentina, both for the operation of our plants and for third parties, and the forced disconnection of Bocamina I and II power plants. In addition, there was a lower hydroelectric generation (-204 GWh) explained by the country´s hydrologic condition.

▪      Physical energy sales amounted to 5,796 GWh as of March 2020, 1.8% less than the same period of last year, mainly explained by lower physical sales to regulated customers (-523 GWh) partially compensated by greater physical sales to unregulated customers (+435 GWh).

▪      Operating revenues decreased 27.9% to Ch$ 392,607 million as of March 2020, mainly explained by the extraordinary income from the early termination of the contracts with Anglo American Sur, and also lower gas sales.

• 2 •

▪       Procurement and services costs reached Ch$ 187,620 million as of March 2020, equivalent to a 3.6% reduction when compared to March 2019, due to lower fuel consumption costs and lower transportation costs, partly offset by higher energy purchases in the spot market.

▪       As a result of the abovementioned, EBITDA of the generation business reached Ch$ 161,075 million, 47.6% less than March 2019.

Physical Data	As of March 31, 2020	As of March 31, 2019
Total Sales (GWh)	5,796	5,904
Total Generation (GWh)	4,755	5,475

Distribution

▪       Physical sales reached 4,317 GWh as of March 2020, representing a 1.7% increase compared to the same period of last year, mainly explained by higher sales in the residential and commercial customer segments.

▪       The total number of customers grew 2.3% to 1,979,677 as of March 2020, mainly residential and commercial customers. On the other hand, annual energy losses increased from 4.83% to 5.25%.

▪       Operating revenues increased 10.3% to Ch$ 359,541 million as of March 2020, partly due to higher average sales price when expressed in Chilean pesos and greater physical sales.

▪       Procurement and services costs reached Ch$ 286,840 million as of March 2020, equivalent to a 11.9% increase when compared to March 2019, due to higher electricity purchase costs mostly explained by higher average purchase price when expressed in Chilean pesos.

▪      Consequently, EBITDA of the distribution business increased 2.5% when compared to March 2019 to Ch$ 46,132 million in March 2020.

Physical Data	As of March 31, 2020	As of March 31, 2020
Total Sales (GWh)	4,317	4,244
Customers	1,979,677	1,934,949

 • 3 •

FINANCIAL SUMMARY- ENEL CHILE

▪       Gross debt of the Company increased US$ 602 million to US$ 4,170 million when compared to March 2019. This variation is mainly explained by three bank loans with Enel Finance International (EFI) signed in June 2019, January 2020 and March 2020 for US$ 400 million, US$ 200 million and US$ 400 million respectively, a US$ 22 million increase in the Enel Generación Chile M bond hedge and a US$ 2 million increase in leasing liabilities (IFRS 16), partially compensated by the final amortization of the bridge loan taken to fund the Project Elqui (approximately US$ 200 million), the payment of a US$ 100 million loan with EGP Chile in September 2019 and the US$ 123 million amortization of Enel Generación Chile local H and M bonds.

▪      Liquidity available to Enel Chile is composed of the following:

•       Cash and cash equivalents                   US$ 777 million.

•       Undisbursed committed credit lines (*)  US$ 190 million.

(*) includes Enel Chile´s US$ 50 million committed credit line with related party Enel Finance International that is completely undisbursed.

▪       The average cost of Enel Chile’s debt decreased from 5.4% for the first quarter of 2019 to 4.7% for the same period of 2020.

▪       Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, we have cross currency swap and forward contracts that amount to US$ 650 million and US$ 538 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 700 million.

 • 4 •

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

COVID-19 Contingency:

On January 30, 2020, the World Health Organization (WHO) declared the new 2019 coronavirus, or COVID-19 outbreak as a “Public health emergency of international concern”. On March 11, 2020, the WHO confirmed that the COVID-19 outbreak had become a pandemic, which could significantly affect Chile, as well as our commercial partners nationally and internationally.

To face this COVID-19 international public health emergency, on March 18, 2020, President Sebastian Piñera declared a constitutional state of exception defined as State of Catastrophe. With this in place, he established several containment measures specifically aimed at restricting freedom of mobility, including a curfew, selective quarantines in affected areas, prohibition of large gatherings, temporary closure of businesses, among others.

Within this context, our subsidiary Enel Distribución Chile announced the implementation of certain preventive measures, such as suspend meter reading, and focus on the essential activities to guarantee the continuous supply of electricity. The Company also announced extraordinary actions to support vulnerable families, such as suspend the interruption of service due to nonpayment and offer installment payment arrangements to customers with past due billings at zero interest and with no down payment.

Similarly, Chilean Congress is discussing several initiatives to guarantee access to essential services, such as water, electricity and telecommunication, and support low income residential customers, vulnerable customers, and small companies and institutions that provide other essential services, such as healthcare institutions. The initiatives involve temporarily suspending distribution companies’ capacity to interrupt the electricity supply of customers due to nonpayment and offering customers the possibility to reprogram the payment of past due billings accrued during this state of catastrophe.

In this respect, the Group has established guidelines to guarantee compliance to measures introduced by the government and has carried out several actions to adopt the most appropriate procedures to prevent and/or mitigate the effects of COVID-19 in the workplace while guaranteeing the business’ continuity. The following actions have made this possible:

▪       Implementation of teleworking for all employees that can work remotely, method that was introduced to the Group a few years ago. The investments made in digitalization have enabled remote work to be just as efficient and effective.

▪       Digitalization of processes and infrastructure, which ensure regular operations of our assets, continuity of electric services, and remote management of all activities related to the market and customer relations.

 • 5 •

Based on the information currently available, in a scenario of continued evolution in terms of the expansion of infections and containment measures adopted by the Chilean government, it is not possible, at this moment, to quantify the effects that the COVID-19 pandemic could have on our business. However, due to the fact that our Group has a solid financial structure and a level of digitalization that can guarantee the continuity of operational activities with the same standard of service, up until this report was presented, there is no evidence of a significant impact of COVID-19 on the Group.

Regulatory changes:

As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables are to be recovered by December 31, 2027.

Also, on December 21, 2019, Law 21,194 (“Distribution Short Law”) was published and reduces the rate of return of distribution companies and refines the tariff setting process of electricity distribution. Through this law, it is eliminated the weigth of two thirds for the VAD study performed by the CNE and the weight of one third for the study performed by the distribution companies, replacing it for a unique study requested by the CNE. Also, it is modified the return rate for the calculation of the annual investment costs, replacing the annual rate of 10%, before taxes, to a rate calculated by the CNE every four years, and it could not be lower than 6% and higher than 8% after taxes, and it will be applied from the new tariff cycle that begins on November 4, 2020. The economic return rate after taxes of the distribution companies, must not be two percentage points higher or three percentage ponits lower than the rate determined by the CNE. Additionally, as of January 2021, the purpose of distribution companies must be only electricity distribution business.

 • 6 •

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 129 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and EGP Chile, which combined, have a total 7,303 MW installed capacity as of December 31, 2019. Of this total, 40 are hydroelectric units with 3,548 MW installed capacity, 21 are thermal units that operate using gas, coal or fuel oil and together have an installed capacity of 2,580 MW, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 41 MW installed capacity. Consequently, 65% of our gross installed capacity is renewable energy and 35% is thermal.

The following chart summarizes the physical information of our generation business segment for the period ended March 31, 2020 compared to the same period of 2019:

Enel Chile	Markets in which participates	Energy Sales		Market share
		(GWh)%
		1Q 2020	1Q 2019	1Q 2020	1Q 2019
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	5,796	5,904	31.5%	32.8%
Total		5,796	5,904	31.5%	32.8%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area, under an indefinite concession agreement, granted by the Chilean Government to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda. and Empresa de Transmisión Chena S.A. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended March 31, 2020 compared to the same period of 2019:

 • 7 •

	Energy Sales		Energy Losses		Clients		Clients/Employees
Enel Chile	(GWh) (*)		(%)		(thousand)
	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019
Distribution Business in Chile (*)	4,317	4,244	5.25%	4.83%	1,980	1,935	2,633	2,780
Total	4,317	4,244	5.25%	4.83%	1,980	1,935	2,633	2,780
(*) Final sales to the customers and tolls are included.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

Enel Chile	Energy sales		Structure and adjustments		Total
	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019

Energy Sales Revenues

Generation:	380,402	365,076	(101,750)	(85,994)	278,652	279,082
Regulated customers	216,575	243,215	(94,928)	(84,701)	121,647	158,514
Non regulated customers	160,993	113,511	(6,822)	-	154,171	113,511
Spot market	2,834	8,350	-	(1,293)	2,834	7,057

Distribution:	336,864	306,626	(296)	(1,061)	336,568	305,565
Residential	135,540	116,719	-	-	135,540	116,719
Commercial	119,496	104,131	-	-	119,496	104,131
Industrial	46,923	52,107	-	-	46,923	52,107
Other	34,905	33,669	(296)	(1,061)	34,609	32,608
Less: Consolidation adjustments	(102,046)	(87,055)	-	-	-	-

Total Energy sales	615,220	584,647	(102,046)	(87,055)	615,220	584,647

Million Chilean pesos variation in Ch$ and %	30,573	5.23%	-	-	30,573	5.23%

 • 8 •

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.     Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of March 31, 2020, reached Ch$ 70,993 million, 59.3% less than the Ch$ 174,541 million booked for the same period in 2019.

The following chart compares the figure of each item of the income statement as of March 31, 2020 and 2019:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1Q 2020	1Q 2019	Change	% Change

REVENUES	649,934	782,407	(132,474)	(16.9%)
Sales	648,187	655,758	(7,571)	(1.2%)
Other operating revenues	1,747	126,649	(124,902)	(98.6%)
PROCUREMENT AND SERVICES	(378,583)	(364,952)	(13,632)	3.7%
Energy purchases	(242,137)	(189,512)	(52,626)	27.8%
Fuel consumption	(46,898)	(66,965)	20,068	(30.0%)
Transportation expenses	(45,016)	(52,872)	7,856	(14.9%)
Other variable procurement and service cost	(44,533)	(55,602)	11,070	(19.9%)
CONTRIBUTION MARGIN	271,350	417,456	(146,106)	(35.0%)
Other work performed by entity and capitalized	3,628	3,189	440	13.8%
Employee benefits expense	(31,473)	(31,161)	(312)	1.0%
Other fixed operating expenses	(48,163)	(43,204)	(4,959)	11.5%
GROSS OPERATING INCOME (EBITDA)	195,342	346,280	(150,938)	(43.6%)
Depreciation and amortization	(61,258)	(57,912)	(3,346)	5.8%
Reversal of impairment profit (impairment loss) by application of IFRS 9	(5,156)	(1,998)	(3,158)	158.1%
OPERATING INCOME	128,928	286,370	(157,442)	(55.0%)
NET FINANCIAL EXPENSE	(25,888)	(30,119)	4,231	(14.1%)
Financial income	5,917	4,533	1,384	30.5%
Financial costs	(39,359)	(36,642)	(2,717)	7.4%
Gain (Loss) for indexed assets and liabilities	(174)	(783)	609	(77.8%)
Foreign currency exchange differences, net	7,728	2,772	4,955	178.7%
OTHER NON-OPERATING RESULTS	(742)	185	(927)	(501.7%)
Net Income from other investments	-	110	(110)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	(742)	75	(817)	N/A
NET INCOME BEFORE TAXES	102,298	256,436	(154,137)	(60.1%)
Income Tax	(25,781)	(70,222)	44,441	(63.3%)
NET INCOME	76,518	186,214	(109,696)	(58.9%)
Shareholders of the parent company	70,993	174,541	(103,548)	(59.3%)
Non-controlling interest	5,525	11,673	(6,148)	(52.7%)

Earning per share (Ch$ /share)*	1.03	2.52	(1.50)	(59.3%)

(*) As of March 31, 2020 and March 31, 2019 the average number of paid and subscribed shares was 69,166,557,220.

The consolidated EBITDA of Enel Chile amounted to Ch$ 195,342 million as of March 31, 2020, which represents a 43.6% reduction when compared to the Ch$ 346,280 million booked the same period of the previous year. This reduction is primarily explained by the extraordinary income recorded during the first quarter of 2019 due to the early termination of three energy supply contracts signed by Enel Generación Chile with Anglo American Sur in 2016.

 • 9 •

Operating revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2020 and 2019, are presented below:

EBITDA, by business segment
(Figures in Million Ch$)

	1Q 2020	1Q 2019	Change	% Change

Generation business revenues	392,607	544,146	(151,539)	(27.9%)
Distribution business revenues	359,541	325,990	33,551	10.3%
Less: consolidation adjustments and other activities	(102,215)	(87,729)	(14,486)	16.5%
Total Enel Chile Consolidated Revenues	649,934	782,407	(132,474)	(16.9%)

Generation business costs	(187,620)	(194,628)	7,008	(3.6%)
Distribution business costs	(286,840)	(256,240)	(30,600)	11.9%
Less: consolidation adjustments and other activities	95,877	85,917	9,960	11.6%
Total Enel Chile Consolidated Procurement and Services Costs	(378,583)	(364,952)	(13,632)	3.7%

Personnel Expenses	(13,082)	(13,959)	877	(6.3%)
Other expenses by nature	(30,830)	(28,438)	(2,391)	8.4%
Total Generation business	(43,912)	(42,397)	(1,515)	3.6%
Personnel Expenses	(6,565)	(7,224)	660	(9.1%)
Other expenses by nature	(20,004)	(17,513)	(2,491)	14.2%
Total Distribution business	(26,569)	(24,738)	(1,831)	7.4%
Less: consolidation adjustments and other activities	(5,527)	(4,041)	(1,486)	36.8%

EBITDA, by business segment
Generation business EBITDA	161,075	307,120	(146,045)	(47.6%)
Distribution business EBITDA	46,132	45,013	1,119	2.5%
Less: consolidation adjustments and other activities	(11,865)	(5,853)	(6,012)	102.7%
TOTAL ENEL CHILE CONSOLIDATED EBITDA	195,342	346,280	(150,938)	(43.6%)

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 161,075 million as of March 31, 2020, which represents a Ch$ 146,045 million, or 47.6% reduction, when compared to the same period in 2019. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 392,607 million as of March 31, 2020, a Ch$ 151,539 million, or 27.9% reduction when compared to the same period of the previous year, mainly due to the following:

•       A Ch$ 124,781 million reduction in other operating revenues, mainly due to extraordinary income of Ch$ 121,118 million recorded during the first quarter of 2019 due to the early termination of three energy supply contracts with Anglo American Sur, and lower income from commodity hedging instruments for Ch$ 1,044 million.

 • 10 •

•       A Ch$ 41,126 million reduction in other sales, mainly due to lower gas sales.

The above was partially offset by:

•       Greater energy sales amounting to Ch$ 15,331 million, mainly due to a positive effect on the price expressed in Chilean pesos for Ch$ 36,178 million, due to the depreciation of the local currency against the US dollar. This was partially offset by lower physical sales for Ch$ 23,248 million, equivalent to -108 GWh (-523 GWh to regulated customers, -21 GWh in the spot market, partially offset by higher physical sales of +436 GWh to free customers).

Operating costs declined to Ch$ 187,620 million as of March 31, 2020, a Ch$ 7,008 million reduction, equivalent to 3.6%, due to the following:

•       A Ch$ 20,068 million reduction in fuel consumption costs, primarily due to: (i) the lower coal consumption cost for Ch$ 18,608 million mostly due to a lower thermal generation in the period, in addition to the impact of a lower purchase price of coal in the international market, and (ii) lower gas consumption costs for Ch$ 1,106 million mostly explained by a lower gas price due to the greater supply of gas from Argentina.

•       A Ch$ 8,709 million reduction in transportation costs mainly due to: (i) lower tolls amounting to Ch$ 11,817 million related to the recalculation of the 2018 zonal transmission tariff revenues booked in 2020, and (ii) lower gas transportation costs amounting to Ch$ 2,960 million. These effects are partially offset by greater gas regasification costs for Ch$ 6,144 million.

•       Other procurement and services costs decreased Ch$ 9,111 million, mainly due to: (i) lower gas commercialization costs for Ch$ 28,552 million, and (ii) lower thermal emission taxes for Ch$ 1,185 million. These effects are partly offset by a higher cost of commodity hedging derivatives amounting to Ch$ 20,823 million.

The above was partially offset by:

•       A Ch$ 30,880 million increase in energy purchases, a 93.7% increase when compared to the same period of last year, mostly explained by higher energy purchases on the spot market for +613 GWh as a result of lower thermal dispatch (-529 GWh) partly related to lower marginal costs due to the availability of gas from Argentina, both for the operation of our plants and for third parties, and the forced disconnection of Bocamina I and II power plants for 22 days in 2020. In addition, there was a lower hydroelectric generation (-204 GWh) explained by the hydrological conditions that affect the country.

 • 11 •

Personnel expenses (excluding capitalized personnel costs) reached Ch$ 13,082 million as of March 31, 2020, with a Ch$ 877 million reduction when compared to the same period of 2019, mainly due to: (i) a Ch$ 576 million increase in the capitalization of employee costs, (ii) a lower number of employees that explains Ch$ 320 million, and (iii) lower severance payments for Ch$ 226 million. These effects are offset by greater expenses related to actuarial benefits and others amounting to Ch$ 246 million.

Other fixed operating costs reached Ch$ 30,830 million as of March 31, 2020, Ch$ 2,391 million more than the same period of last year, mainly explained by: (i) higher compensation costs related to the termination of leasing agreements for Ch$ 1,408 million, (ii) higher technical and administrative services expenses for Ch$ 801 million, (iii) a Ch$ 690 million increase in insurance premium costs. The aforementioned is partially compensated by a Ch$ 529 million reduction in maintenance and repair services expenses.

DISTRIBUTION BUSINESS EBITDA:

The EBITDA of our Distribution Business Segment reached Ch$ 46,132 million as of March 31, 2020, which represents a Ch$ 1,119 million, or 2.5% increase when compared to the same period of last year. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 359,541 million, a Ch$ 33,551 million increase, equivalent to 10.3%, mainly due to higher energy sales amounting to Ch$ 30,237 million primarily resulting from a higher average sales price when expressed in Chilean pesos due to the higher exchange rate during the period for Ch$ 24,965 million and higher physical energy sales (+73 GWh) equivalent to Ch$ 5,272 million.

Operating costs reached Ch$ 286,840 million, a Ch$ 30,600 million increase, or 11.9%, explained by: (i) greater energy purchases for Ch$ 34,403 million mainly explained by a higher average energy purchase price and greater physical purchases during the period (+109 GWh), and (ii) higher zonal transmission costs of Ch$ 982 million paid to distribution and transmission companies. These effects are partly compensated by lower other procurement and services cost for Ch$ 4,785 million, explained by the cost of sales of retail goods sold to Enel X Chile recorded last year for Ch$ 2,062 million, and lower variable costs of installing electric connections amounting to Ch$ 2,722 million.

 • 12 •

Personnel expenses (excluding capitalized personnel costs) decreased Ch$ 660 million when compared to March 2019, mainly due to: (i) lower severance payments for Ch$ 544 million, and (ii) lower employee performance bonuses for Ch$ 894 million. These effects were partially offset by: (i) greater expenses related to the technical norms of electricity distribution for Ch$ 642 million, and (ii) higher capitalization of employee costs of investment project amounting to Ch$ 137 million.

Other expenses increased Ch$ 2,491 million, mostly due to: (i) higher provisions of pending lawsuits for Ch$ 720 million, (ii) higher technical and administrative services expenses for Ch$ 730 million, and (iii) other maintenance related costs for Ch$ 1,041 million.

Depreciation, Amortization and Impairment

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2020 compared to March 31, 2019.

	3 months ended March 31, 2020			3 months ended March 31, 2019
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	161,075	(50,333)	110,742	307,120	(48,870)	258,250
Total Generation business	161,075	(50,333)	110,742	307,120	(48,870)	258,250

Distribution
Distribution business in Chile	46,132	(15,544)	30,588	45,013	(11,674)	33,338
Total Distribution business	46,132	(15,544)	30,588	45,013	(11,674)	33,338
Less: consolidation adjustments and other activities	(11,865)	(537)	(12,402)	(5,853)	635	(5,218)
TOTAL ENEL CHILE CONSOLIDATED	195,342	(66,414)	128,928	346,280	(59,910)	286,370

Depreciation, amortization and impairment costs amounted to Ch$ 66,414 million, a Ch$ 6,504 million increase when compared to the same period of the previous year.  This variation was mainly explained by: (i) higher depreciation of EGP Chile Group for Ch$ 4,147 million, primarily explained by higher investments and exchange rate effects, (ii) higher expense of the Enel Distribución Chile Group for Ch$ 3,869 million mainly resulting from higher impairment losses of trade accounts receivables for Ch$ 2,381 million due to higher trade accounts receivables, and higher intangible amortization related to softwares for Ch$ 1,262 million, and (iii) a Ch$ 739 million increase in impairment losses of Enel X Chile trade accounts receivables.

 • 13 •

The aforementioned was partially offset by the Ch$ 2,722 million lower expense in Enel Generación Chile Group mostly explained by a Ch$ 2,833 reduction in the depreciation of its coal fueled power plants Tarapacá and Bocamina I impaired in June 2019, as part of the Group´s decarbonization process.

The following chart presents consolidated non-operating income as of March 31, 2020, and 2019.

 • 14 •

NON OPERATING INCOME
3 months ended March 31, 2020 and 2019
(Figures in Million Ch$)

	1Q 2020	1Q 2019	Change	% Change
Financial Income
Generation business in Chile	2,976	2,774	202	7.3%
Distribution business in Chile	3,545	2,695	850	31.5%
Other subsidiaries non related with generation and distribution business	4,931	3,804	1,127	29.6%
Less: consolidation adjustments	(5,535)	(4,740)	(795)	16.8%
Total Financial Income	5,917	4,533	1,384	30.5%
Financial Costs
Generation business in Chile	(22,862)	(25,983)	3,121	(12.0%)
Distribution business in Chile	(2,628)	(1,624)	(1,003)	61.8%
Other subsidiaries non related with generation and distribution business	(19,404)	(13,683)	(5,721)	41.8%
Less: consolidation adjustments	5,535	4,648	886	19.1%
Total Financial Costs	(39,359)	(36,642)	(2,717)	7.4%
Foreign currency exchange differences
Generation business in Chile	12,592	794	11,798	N/A
Distribution business in Chile	(494)	19	(513)	N/A
Other subsidiaries non related with generation and distribution business	(4,370)	1,960	(6,330)	(323.0%)
Total Foreign currency exchange differences	7,728	2,773	4,955	178.6%
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(501)	(900)	399	(44.4%)
Distribution business in Chile	237	113	124	110.0%
Other subsidiaries non related with generation and distribution business	90	4	86	N/A
Total Gain (Loss) for indexed assets and liabilities	(174)	(783)	609	(77.8%)
Total ENEL CHILE Net Financial Income	(25,888)	(30,119)	4,231	(14.1%)

Income from other investments
Other subsidiaries non related with generation and distribution business	-	110	(110)	(100.0%)
Total income from other investments	-	110	(110)	(100.0%)

Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	(742)	75	(817)	N/A
Total Share of Profit (Loss) of associates accounted for using the equity method	(742)	75	(817)	N/A

Total Other Profit (Loss) accounted in Non Operating Income	(742)	185	(927)	(501.7%)

Net Income Before Taxes	102,298	256,436	(154,137)	(60.1%)
Income Tax
Generation business in Chile	(23,805)	(63,152)	39,347	(62.3%)
Distribution business in Chile	(5,973)	(9,391)	3,418	(36.4%)
Other subsidiaries non related with generation and distribution business	3,997	2,321	1,676	72.2%
Total Income Tax	(25,781)	(70,222)	44,441	(63.3%)
Net Income	76,518	186,214	(109,696)	(58.9%)

Net Income attributable to owners of parent	70,993	174,541	(103,548)	(59.3%)
Net income attributable to non-controlling interest	5,525	11,673	(6,148)	(52.7%)

 • 15•

Net Financial Result

The consolidated net financial income of Enel Chile, as of March 31, 2020, amounted to a Ch$ 25,888 million loss, Ch$ 4,231 million less than the Ch$ 30,119 loss booked for the same period of 2019. This was primarily explained by the following:

Financial income increased Ch$ 1,384 million mainly income related to the Tariff Stabilization Law amounting to Ch$ 1,185 million, and greater financial income related to customer refinancing for Ch$ 483 million. These effects were offset by lower returns on short-term fixed income investments amounting to Ch$ 284 million.

Financial expenses increased Ch$ 2,717 million, primarily explained by (i) higher interests on bonds amounting to Ch$ 6,087 million (ii) higher interests on derivative contracts amounting to Ch$ 536 million, and (iii) greater expenses related to the Tariff Stabilization Law amounting to Ch$ 329 million. These effects were offset by: (i) lower interests on the bank debt for Ch$ 2,785 million, (ii) lower bank fees for Ch$ 1,142 million, and (iii) lower financial expenses on loans provided by Enel Finance International for Ch$ 308 million.

Income related to indexation increased Ch$ 609 million, primarily due to (i) greater income from indexation of hedging derivative contracts for Ch$ 2,614 million, (ii) greater income from recoverable taxes for Ch$ 576 million, and (iii) Ch$ 585 million lower losses caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina. The aforementioned was partially offset by greater losses as a result of indexation of financial liabilities recorded in U.F. for Ch$ 3,166 million.

Income from exchange rate differences increased Ch$ 4,955 million, mainly due to greater positive exchange rate differences on: (i) trade accounts receivables for Ch$ 39,592 million that includes the Ch$ 19,949 million related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers, and (ii) cash and cash equivalents for Ch$ 5,957 million. The aforementioned was partially offset by the negative effects caused by: (i) exchange rate difference mismatches of Enel Chile’s transactions with EGP Chile Group companies for Ch$ 22,700 million, (ii) trade accounts payables for Ch$ 11,925 million, and (iii) financial debt and derivative contracts for Ch$ 6,557 million.

 • 16 •

Corporate Taxes

Corporate income tax reached Ch$ 25,781 million as of March 31, 2020, a Ch$ 44,441 million reduction when compared to the same period of the previous year, primarily explained by: (i) a Ch$ 32,702 million reduction in deferred tax expenses, as a result of extraordinary income generated by the early termination of the three energy supply contracts with Anglo American Sur in 2019, (ii) a Ch$ 8,955 million reduction in income tax due to the Company’s lower operating income, and (iii) lower tax due to 2020 consumer price index (IPC in its Spanish acronym) adjustments for Ch$ 3,949 million.

 • 17 •

BALANCE SHEET ANALYSIS

ASSETS

Assets			Change	Change
	Mar-20	Dec-19		%
	(Million Ch$)

Current Assets	1,411,122	1,018,213	392,909	38.6%
Non Current Assets	7,300,469	6,839,775	460,694	6.7%

Total Assets	8,711,591	7,857,988	853,603	10.9%

Total assets of the Company as of March 31, 2020, increased Ch$ 853,603 million, equivalent to 10.9%, when compared to total assets as of December 31, 2019, mainly due to the following:

Current Assets increased Ch$ 392,909 million as of March 31, 2020. The variations in the main categories are presented below:

•       Cash and cash equivalents increased Ch$ 429,542 million, explained by the following cash disbursements: (i) loans from related companies for Ch$ 484,520 million (ii) customer collections net of payments to suppliers for Ch$ 235,296 million, (iii) positive effect of exchange rate changes on cash and cash equivalents for Ch$ 10,991 million,(iv) net insurance policy payments and collections for Ch$1,757 million, and (v) interest payments received on loans for Ch$ 1,181 million. All the above was partially offset by: (i) purchase of property, plant and equipment for Ch$ 110,546 million, (ii) net payments for making or buying assets to rent and sell for Ch$ 49,179 million, (iii) employee-related payments for Ch$ 40,825 million, (iv)  dividend payments for Ch$ 33,933 million, (v) other operational cash disbursements for Ch$ 28,331 million, (vi) income tax payments for Ch$ 21,974 million, (vii) interest payments on loans for Ch$ 10,022 million, (viii) purchase of intangible assets for Ch$ 7,616 million (ix) payments of forward contract liquidations for Ch$ 937 million, (x) payments of financial leasing liabilities for Ch$ 840 million.

•       Trade accounts receivables and other current accounts receivables decreased Ch$ 11,785 million, mainly due to (i) lower employee accounts receivables for Ch$ 3,527 million, (ii) a Ch$ 3,723 million increase in the impairment of accounts receivables, mainly in distribution business (iii) lower insurance payments to be received on claims for Ch$ 1,970 million, (iv) lower advance payments to suppliers and other accounts receivables for Ch$ 2,515 million, and

•       Current related party accounts receivables decreased Ch$ 41,089 million, mainly due to: (i) lower GNL Chile accounts receivables for Ch$ 20,791 million due to advance payments for gas purchases, (ii)  lower Enel Global Trading SpAreceivables for Ch$ 19,206 million related to gas sales and commodities derivatives transactions, (iii) lower Enel green Power Perú accounts receivables related to various services for Ch$ 966 million.

 • 18 •

•       Inventories increased Ch$ 7,174 million, mainly due to: (i) greater coal and other fuel purchases in the generation business segment amounting to Ch$ 4,810 million, and (ii) greater spare parts and other materials purchases for Ch$ 2,364 million.

•       Current tax assets increased Ch$ 10,067 million, mainly higher monthly employee related payments for Ch$ 10,427 million, partially offset by a reduction in tax credits related to retained earnings for Ch$ 360 million.

Non-Current Assets increased Ch$ 460,694 million as of March 31, 2020 when compared to December 31, 2019, to Ch$ 7,300,469 million. The variations in the main categories are presented below:

•       Trade accounts receivables and other non-current accounts receivables, increase of Ch$ 99,029 million mainly explained by: (i) a Ch$ 48,744 million and Ch$ 35,451 million increase in the distribution and generation business segments, respectively,  related to pending tariff adjustments related to the Tariff Stabilization Law published in 2019, and (ii) greater financial leasing accounts receivables for Ch$ 13,421 million mainly in Enel X Chile due to the exchange rate effect.

•       Non-current accounts receivables from Related Parties increase of Ch$ 36,170 million mainly explained by greater accounts receivables related to advanced payments for gas purchases to GNL Chile S.A.

•       Intangible assets other than goodwill increased Ch$ 6,590 million, due to (i) an increase in concessions, water rights and easements and other intangible assets, net of amortization, for Ch$ 5,503 million primarily related to exchange rate differences, and (ii) higher investments in softwares for Ch$ 1,093 million.

•       Property, plant and equipment increased by Ch$ 263,858 million, mainly due to (i) an increase in generation projects under construction for Ch$ 113,645 million, (ii) a Ch$ 150,212 million increase in buildings, power plants and generation equipment, network infrastructure and other assets, primarily related to greater exchange differences.

 • 19 •

•       Deferred tax assets increased Ch$ 48,490 million primarily explained by an increase in Enel Chile’s taxable loss assets for Ch$ 55,571 million primarily related to greater negative exchange differences on debt denominated in US dollars in 2020, offset by a liability related to financial costs for Ch $ 6,931 million directly attributable to obtaining financial debt.

LIABILITIES

Liabilities and Equity			Change	Change
	Mar-20	Dec-19		%
	(Million Ch$)

Current Liabilities	1,038,689	1,041,300	(2,611)	(0.3%)
Non Current Liabilities	3,950,570	3,069,405	881,165	28.7%
Total Equity	3,722,332	3,747,283	(24,951)	(0.7%)
attributable to owners of parent company	3,445,426	3,484,698	(39,272)	(1.1%)
attributable to non-controlling interest	276,906	262,585	14,321	5.5%

Total Liabilities and Equity	8,711,591	7,857,988	853,603	10.9%

Total Liabilities of the Company as of March 31, 2020, including Equity, increased Ch$ 853,603 million when compared to total liabilities as of December 31, 2019, mainly due to the following:

Current liabilities decreased Ch$ 2,611 million. The variations in the main categories are presented below:

•       Other current financial liabilities increased Ch$ 74,410 million, mainly (i) interest accruals on bank loans and bonds for Ch$ 33,040 million, and (ii) an increase on hedging and non-hedging derivative liabilities for Ch$ 41,370 million.

•       Trade accounts payable and other current accounts payable decreased Ch$ 116,406 million, mostly due to (i) lower accounts payable to suppliers of goods, services and fixed assets for Ch$ 62,502 million, (ii) lower accounts payable for the purchase of energy for Ch$ 25,329 million, (iii) lower dividends payable for Ch$ 14,774 million, and (iv) lower personnel accounts payable for Ch$ 11,723 million.

•       Related party accounts payable increased Ch$ 32,786 million, primarily due to (i) higher accounts payable to Enel Global Trading SpA for Ch$ 34,566 million, mainly commodities derivative transactions, (ii) greater interest accounts payable on loans provided by Enel Finance International to Enel Chile and EGP Chile Group for Ch$ 8,175 million, (iii) greater accounts payable to Enel Green Power SpA for Ch$ 6,916 million related to technical and other services. The above is mainly offset by lower dividends payable to Enel SpA for Ch$ 18,134 million.

 • 20 •

•       Current tax liabilities increased Ch$ 5,685 million, mainly due to higher income tax payables.

•       Other non-financial current liabilities increased Ch$ 1,107 million, primarily an increase in the provision of stamp and seal taxes.

Non-Current Liabilities increased Ch$ 881,166 million as of March 31, 2020 when compared to December 2019, which was explained by the following:

•       Other non-current financial liabilities increased Ch$ 248,284 million, due to (i) the effect of exchange rate differences on debt in US dollars for Ch$ 196,941 million, primarily regarding the Yankee Bonds and (ii) the increase of  hedging and non hedging derivative liabilities for Ch$ 51,343 million.

•       Non-current trade accounts payable and other non current accounts payable increased Ch$ 25,958 million, mainly due to an increase in accounts payable related to the implementation of the Tariff Stabilization Law impact on the distribution business amounting to Ch$ 25,642 million.

•       Non-current trade accounts payable to related parties increased Ch$ 616,387 million, mainly explained by: (i) a Ch$ 552,534 million increase in the balance of accounts payable of Enel Chile to EFI related to the new loans obtained in January and March 2020 (US$200 million and US$ 400 million respectively) that have a balance of Ch$ 511,218 million as of March 31, in addition to the impact of the exchange rate on the loan received in June 2019 (US$ 400 million) for Ch$ 41,316 million, and (ii)  a Ch$ 66,519 million increase in accounts payable of EGP Chile to EFI primarily due to the effect of the exchange rate on loans from previous periods.

•       Other non-current provisions increased Ch$ 4,205 million mostly due to: (i) an increase in dismantling provisions for Ch$ 3,424 million, basically the periodic reversal of unutilized provisions, (ii) and a Ch$ 777 million increase in lawsuit provisions.

•       Deferred tax liabilities decreased Ch$ 15,788 million mainly originating in Enel Generación Chile for Ch$ 27,913 million, due to the increase in taxable loss assets resulting from the negative exchange differences on debt denominated in dollars booked in 2020, which was offset by an increase in financial leasing liabilities of Enel Green Power del Sur, Enel Distribución Chile and Enel X Chile that amounted to Ch$ 10,289 million.

 • 21 •

Total Equity amounted to Ch$ 3,722,332 million as of March 31, 2020

Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,445,425 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,079,096 million, and Other reserves for negative Ch$ 2,515,774 million.

Retained earnings rose by Ch$ 70,993 million in 2020 equivalent to the period’s net income.

Other reserves declined Ch$ 110,265 million, primarily explained by lower cash flow hedge reserves for Ch$ 237,054 million, partially offset by greater exchange reserves for Ch$ 126,778 million and other reserves for Ch$ 14 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 276,906 million, which considers an initial balance of Ch$ 262,586 million, plus the transactions booked up to March 31, 2020, related to net income of the period for Ch$ 5,525 million and other comprehensive income for Ch$ 8,795 million.

 • 22 •

The performance of main financial ratios is the following:

RATIO		Unit	Mar-20	Dec-19	Mar-19	Change	Change (%)

Liquidity	Liquidity (1)	Times	1.36	0.98	-	0.38	38.8%
	Acid-test (2)	Times	1.30	0.94	-	0.36	38.3%
	Working capital	MMCh$	372,433	(23,087)	-	395,520	N/A
Leverage	Leverage (3)	Times	1.34	1.10	-	0.24	21.8%
	Short-term debt (4)%		20.8%	25.3%	-	(4.5%)	(17.8%)
	Long-term debt (5)%		79.2%	74.7%	-	4.5%	6.0%
	Financial expenses coverage (6)	Times	6.14	-	9.99	(3.85)	(38.5%)
Profitability	Op. income / Op. Revenues	%	19.8%	-	36.6%	(16.8%)	(45.8%)
	ROE (7)%		5.5%	-	13.6%	(8.1%)	(59.9%)
	ROA (8)%		2.5%	-	6.8%	(4.3%)	(62.8%)
(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

The current ratio as of March 31, 2020, reached 1.36 times, equivalent to a 38.8% increase compared to December 2019. This increase was mostly due to the increase in cash and cash equivalents due to the new loan provided by EFI.

Acid test or quick ratio, as of March 31, 2020, reached 1.30 times, or a 38.3% increase when compared to December 31, 2019, which was also largely explained by the increase in cash and cash equivalents.

Working capital, as of March 31, 2020, amounted to Ch$ 372,433 million, equivalent to a Ch$ 395,520 million positive variation when compared to December 31, 2019, also mostly explained by greater cash and cash equivalents.

The debt ratio was 1.34 times, which means that the level of commitment of Enel Chile equity was 1.34 times for the first quarter of 2020, compared to 1.10 times as of December 2019. This variation was mainly explained by the increase in accounts payable to related parties, mainly related to the new loans granted by EFI to Enel Chile (US$ 600 million).

The financial expenses coverage ratio for the first quarter of 2020, was 6.14 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 38.5% reduction in this index when compared to the same period of last year was mainly due to the extraordinary income booked by Enel Generación Chile during the first quarter of 2019 due to the early termination of the three energy supply contacts with Anglo American Sur. When excluding the effect of this extraordinary income booked in 2019, the financial expense coverage ratio would have fallen 5.5% as of March 31, 2020 (6.5 times as of March 2019).

  • 23 •

The profitability index, calculated by dividing operating income by operating revenues, decreased 45.8% when compared to the same period of the previous year, reaching 19.8% as of March 31, 2020, due to the extraordinary income booked by Enel Generación Chile during the first quarter of 2019 relating to the early termination of the three energy supply contacts with Anglo American Sur. When excluding the effect of this extraordinary income booked in 2019, the profitability index would have decreased 20.6% as of March 31, 2020 (25% as of March 31, 2019).

Return on equity of the owners of the controlling shareholder was 5.5% for the three-month period ended March 31, 2020, which represented a 59.9% reduction when compared to the same period of last year. When excluding the effect of the extraordinary income booked in the first quarter of 2019 and the impairment losses recorded for Tarapacá and Bocamina I power plants in June 2019, return on equity would have declined 2.5% (11.0% as of March 31, 2020 versus 11.3% as of March 31, 2019).

Return on assets was 2.5% for the three-month period ended March 31, 2020, which represents a 62.8% reduction when compared to the same period of last year. When excluding the effect of the extraordinary income booked in the first quarter of 2019 and the impairment losses recorded for Tarapacá and Bocamina I power plants in June 2019, return on assets would have declined 11.7% (5% as of March 31, 2020 versus 5.7% as of March 31, 2019).

MAIN CASH FLOWS

The Enel Chile Group reached a positive net cash flow of Ch$ 418,551 million as of March 31, 2020, equivalent to a Ch$ 472,921 million increase when compared to the same period of the previous year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to March 2019, are presented below:

Net Cash Flow			Change	Change
	Mar-20	Dec-19		%
	(Million Ch$)

From Operating Activities	96,743	157,586	(60,843)	(38.6%)
From Investing Activities	(117,918)	(89,536)	(28,382)	31.7%
From Financing Activities	439,726	(122,420)	562,146	(459.2%)

Total Net Cash Flow	418,551	(54,370)	472,922	869.8%

Net cash flow from operating activities amounted to a Ch$ 96,743 million for the three-month period ended March 31, 2020, or a 38.6% reduction when compared to March 2019. These cash flows came primarily from (i) sales of goods and services amounting to Ch$ 757,291 million, (ii) other operational billings for Ch$ 10,084

 • 24 •

Net cash flow from operating activities amounted to a Ch$ 96,743 millionfor the three-month period ended March 31, 2020, or a 38.6% reduction when compared to March 2019. These cash flows came primarily from (i) sales of goods and services amounting to Ch$ 757,291 million, (ii) other operational billings for Ch$ 10,084 million, (iii) asset lease and later sale revenue for Ch$ 2,375 million, (iv) cash inflows from insurance policy premiums and services, annuities and other insurance benefits for Ch$ 2,081 million. These cash inflows were partly offset by the following cash outflows: (i) supplier payments for Ch$ 521,995 million, (ii) payments for making or acquiring assets for lease and later sale for Ch$ 51,554 million,(iii) employee payments for Ch$ 40,825 million, (iv) other operational cash disbursements for Ch$ 37,156 million, (v) income tax payments for Ch$ 21,974 million, (vi) insurance premium payments and other payments related to insurance policies for Ch$ 325 million and (vii) other cash outflows for Ch$ 1,259 million.

Net cash flow used in investing activities amounted to Ch$ 117,918 million for the three-month period ended March 31, 2020, equivalent to a Ch$ 28,382 million increase in cash outflows when compared to the same period of 2019. These cash flows were mainly comprised of (i) Ch$ 110,546 million to purchase property, plant and equipment, (ii) Ch$ 7,616 million to purchase intangible assets, (iii) payments of futures, options and swaps for Ch$ 937 million. These cash outflows were partially compensated by interest payments received for Ch$ 1,181 million.

The Ch$ 28,382 million negative variation in the investment cash flow when compared to March 2019 was mainly explained by a Ch$ 20,036 million increase in the purchase of property, plant and equipment, and intangible assets for Ch$ 7,616 million, primarily softwares.

Net cash flow from financing activities amounted to Ch$ 439,726 million for the three-month period ended March 31, 2020, equivalent to a Ch$ 562,146 million positive variation when compared to March 2019. These cash flows were comprised of loans from related companies for Ch$ 484,520 million explained by the new loans granted by Enel Finance International to Enel Chile. The aforementioned was offset by (i)  dividend payments for Ch$ 33,933 million, (ii) interest payments for Ch$ 10,022 million, and (iii) leasing liability payments for Ch$ 840 million.

The Ch$ 562,146 million increase in the cash flow from financing activities when compared to March 2019 was mainly explained by the new loans granted by EFI to Enel Chile for Ch$ 484,520 million and by the principal amortization of bank loans made during the first quarter of 2019 for Ch$ 78,000 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the three-month period ended March 31, 2020 and 2019.

 • 25 •

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
3 months ended March 31, 2019 and 2018
(Million Ch$)

ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Mar-20	Dec-19	Mar-20	Dec-19
Generation business in Chile	85,161	76,431	50,228	48,804
Distribution business in Chile	24,519	14,079	10,681	8,599
Other entities (business different to generation and distribution)	865	0	349	509
Total Consolidated ENEL CHILE Group	110,546	90,510	61,258	57,912

The most relevant cash outflows were in the generation business relating to power plant investments and major maintenances that amounted to Ch$ 85,161 million as of March 31, 2020. In the distribution business, cash disbursements amounted to Ch$ 24,519 million, mainly related to network investments to optimize their operation, in order to improve efficiency and quality service level.

 • 26 •

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area

 • 27•

where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•       Comply with good corporate governance standards.

•       Strictly comply with all of the Group’s regulatory systems.

•       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

 • 28 •

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	March 31, 2020	December 31, 2019

Fixed Interest Rate	98%	98%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

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The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2020, the Company held swaps for 1,170 kTon of Coal API2 to be settled in 2020, 408 kBbl of Brent Dated to be settled in 2020 and 617 kBbl of Brent oil to be settled in 2021. Additionally, a Call Option was sold for 6.7 TBtu related to the formula of the LNG contract that Enel Generación has with British Gas.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and 4.79 TBtu of Henry Hub gas to be settled in 2020.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

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The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 21, 22 and 24, of the Financial Statements of Enel Chile as of March 31, 2020.

As of March 31, 2020, the liquidity of Enel Chile Group was Ch$ 665,226 million in cash and cash equivalents and Ch$ 161,805 million in long-term committed credit lines.

As of December 31, 2019, the liquidity of Enel Chile Group was Ch$ 235,685 million in cash and cash equivalents and Ch$ 146,269 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

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Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-        Financial Debt

-        Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-        The US$ Libor rate of interest.

-        The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 477,864 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

 • 32 •

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of March 31, 2020.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: JMay 4, 2020